EXHIBIT 11
MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME (LOSS) PER SHARE
Three and Nine Months Ended September 30, 2009 and 2008

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
		As adjusted		As adjusted
	2009	2008	2009	2008
	(In thousands of dollars, except per share data)
BASIC EARNINGS PER SHARE

Average common shares outstanding	124,296	123,834	124,180	110,647

Net loss	$(517,768)	$(115,385)	$(1,042,163)	$(249,767)

Basic (loss) earnings per share	$(4.17)	$(0.93)	$(8.39)	$(2.26)

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	124,296	123,834	124,180	110,647
Common stock equivalents	—	—	—	—

Adjusted weighted average diluted shares outstanding (1)	124,296	123,834	124,180	110,647

Net loss	$(517,768)	$(115,385)	$(1,042,163)	$(249,767)

Diluted (loss) earnings per share	$(4.17)	$(0.93)	$(8.39)	$(2.26)

(1)	Under current accounting guidance for the three and nine months ended September 30, 2009 and 2008 the diluted weighted-average shares are equivalent to the basic weighted average shares due to a net loss from continuing operations.